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February 14, 2011

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, D.C.  20549

Attention:  John J. Harrington, Attorney-Advisor

Re:                               Liberty Media Corporation

Amendment No. 3 to Schedule 14A (File No. 001-33982)

Liberty Splitco, Inc.

Amendment No. 2 to Form S-4 (File No. 333-171201)

Dear Mr. Harrington:

We hereby electronically file (i) on behalf of Liberty Media Corporation (“Liberty Media”), under the Securities Exchange Act of 1934, as amended, Amendment No. 3 to its preliminary Schedule 14A (the “Proxy Statement/Prospectus”), originally filed on October 20, 2010, and (ii) on behalf of Liberty Splitco, Inc.(“Splitco”), under the Securities Act of 1933, as amended, Amendment No. 2 to its Registration Statement on Form S-4 (the “Registration Statement”), originally filed on December 16, 2010, of which the Proxy Statement/Prospectus forms a part.

Set forth below are responses to the comments contained in your letter to Charles Tanabe, Executive Vice President and General Counsel of Splitco, dated February 4, 2011 (the “SEC Letter”), regarding the Registration Statement.  For your convenience, each of our responses below is preceded by the Staff’s comment.  The numbered paragraphs below correspond to the numbered paragraphs in the SEC Letter.  All section references refer to the corresponding sections of the Proxy Statement/Prospectus filed herewith unless otherwise noted, and all page references in our responses are to the pages in the Proxy Statement/Prospectus.  Defined terms used and not otherwise defined in this letter have the meanings ascribed to them in the Proxy Statement/Prospectus.

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General

1.                                       Comment:  Please tell us what consideration you have given to unbundling certain charter provisions of Splitco that differ from the charter provisions of Liberty and presenting the provisions for a separate vote by shareholders.  For example, we note that the Splitco charter will contain new provisions regarding consent rights of the Splitco

CAPB and STZB shares and the renunciation of corporate opportunities provision, as well as revised provisions relating to supermajority voting.  See the September 2004 Interim Supplement to Publicly Available Telephone Interpretations (Regarding Unbundling under Rule 14a-4(a)(3)), available on our website at http://www.sec.gov/divisions/corpfin/cfguidance.shtml.

Response:  Splitco’s charter has been revised to remove those substantive provisions that materially differ from Liberty Media’s charter, including, without limitation, provisions relating to the consent rights of the CAPB and STZB shares, the renunciation of certain corporate opportunities and the 80% supermajority voting requirements.  Accordingly, all references to these provisions have been removed from the Proxy Statement/Prospectus. The revised Splitco charter is being re-filed as Exhibit 3.1 to the Registration Statement. As a result of these revisions to the Splitco charter, we respectfully submit that there are no charter provisions requiring unbundling .

Summary, page 4

2.                                       Comment:  Please revise the organizational charts provided on pages 5-6 in response to comment one from our letter dated January 12, 2011 so that it is clear that the assets attributed to each tracking stock are not separate subsidiaries or groups, but are all part of Liberty Media or Splitco.

Response:  We have revised the organization charts provided on pages 5 and 6 in response to the Staff’s comment.

The Split-Off Proposals, page 7

Interests of Certain Persons

3.                                       Comment:  Please briefly explain the effect of the elimination of the Malone call right in the summary.

Response:  We have revised the disclosure at page 16 in response to the Staff’s comment.

Risk Factors, page 23

Risk Factors Relating to Splitco, page 26

Certain of Splitco’s subsidiaries and business affiliates depend on their relationships with third party distribution channels . . ., page 27

4.                                       Comment:  Identify and explain the risks associated with the concentration of Starz Entertainment revenues from three major customers.

Response:  We have included an additional risk factor on page 25 addressing the risks associated with Starz Entertainment’s affiliation agreements.

Splitco may compete with Liberty Media . . ., page 30

5.                                       Comment:  Please expand your disclosure under this risk factor and under “Renunciation of Certain Corporate Opportunities” on page 17 to clearly explain that Splitco’s charter provision regarding business opportunities (and the lack of a similar provision at Liberty Media) will most likely result in any potential overlapping business opportunities being provided to Liberty Media rather than Splitco.

Response:  With respect to potential overlapping business opportunities between Liberty Media and Splitco, and as discussed above, we have revised Splitco’s charter to remove the provision addressing the renunciation of certain corporate opportunities. Accordingly, we have revised the disclosure at pages 15 and 49 to address the fiduciary duties that will be owed by directors and officers of Liberty Media and Splitco to their respective shareholder constituencies with respect to potential conflicts of interest regarding business opportunities.

The Split-Off Proposals, page 43

Background and Reasons for the Split-Off Proposals, page 43

6.                                       Comment:  We note that one of the significant factors contributing to the Board’s decision to effect the Split-Off is the expectation that it would reduce the complexity discount that currently burdens Liberty Media’s tracking stocks.  Please explain whether the Split-Off is expected to reduce the complexity discount for all three tracking groups.

Response:  We have clarified that the Split-Off is expected to reduce the complexity discount for all three tracking stocks.

7.                                       Comment:  We note your response to comment 16 in our letter dated January 12, 2011.  In particular, we note that you believe the Board’s disclosed determination that the benefits of the Split-Off to the holders of its tracking stocks outweighed the anticipated risks to those holders includes an implicit determination that the benefits to the Starz and Capital holders outweighed the risks to those holders.  We disagree that this is implicit and refer to the risk factor on the bottom of page 32 and the top of page 33 (“fiduciary duties owed by such officers and directors are to the company as a whole, and decisions deemed to be in the interest of the company may not be in the best interest of a particular group when considered independently ...”).  Please disclose that the Board’s determination included an implied determination that the benefits to Starz and Capital stockholders outweighed the risks to those holders and that the Board would not have approved the Split-Off if it did not believe this to be the case.

Response:  We have revised the disclosure on page 42 in response to the Staff’s comment.

Conditions to the Split-Off, page 48

8.                                       Comment:  Please clarify whether a judgment in the Delaware Action means a final resolution (i.e. all appeals are exhausted).

Response:  We have revised the disclosure on pages 10 and 45 in response to the Staff’s comment.

Malone Voting Agreement, page 49

9.                                       Comment:  Please provide more information on the background of the voting agreement.  Discuss the reasons why the Board sought a voting agreement from Mr. Malone and why the Board determined to include Series B consent rights and supermajority provisions in the Splitco charter in exchange for the voting agreement.  Explain the process of negotiating these terms.

Response:  The board of directors of Liberty Media has determined that Liberty Media will not enter into a voting agreement with Mr. Malone. Thus, we have revised the disclosure in the Proxy Statement/Prospectus to remove all references to the voting agreement, and we have removed the voting agreement from the list of exhibits to be filed with the Registration Statement.

Management of Potential Conflicts of Interest, page 86

10.                                 Comment:  We note your statement that the overlapping directors between Liberty Media and Splitco “have extensive experience in managing fiduciary duties held to three distinct stockholder bases in light of Liberty Media’s historic tracking stock structure.”  Please revise this statement so that it is clear that the Liberty Media directors did not own separate fiduciaries duties to the separate tracking stock shareholder bases, but only to Liberty Media shareholders as a whole.  Discuss and compare this to the fact that the overlapping directors will actually owe separate fiduciary duties to the Liberty Media shareholders and Splitco shareholders after the split-off.  Revise your prospectus summary and risk factors to highlight this difference.

Response:  We have revised the disclosure throughout the Proxy Statement/Prospectus in response to the Staff’s comment.

Material U.S. Federal Income Tax Consequences of the Split-Off, page 88

U.S. Federal Income Tax Consequences of the Split-Off, page 89

11.                                 Comment:  Item 4(a)(6) of Form S-4 requires disclosure of the federal income tax consequences of the transaction and this disclosure must be supported prior to effectiveness by the opinion of counsel or an IRS ruling as an exhibit under Item 601(b)(8) of Regulation S-K.  However, your disclosure in this section (which represents the opinion of counsel to the extent set forth in Exhibit 8.1) does not express a conclusion on whether the transaction will be tax-free under Sections 355 and 368(a)(1)(D) or whether the Splitco common stock will constitute Section 306 stock.  Instead, it explains that IRS Ruling and Closing Opinions are material conditions and then describes the consequences assuming the receipt of those items.  Please revise your disclosure and re-file exhibit 8.1 so that your disclosure and opinion of counsel express a conclusion about the material tax consequences of the transaction.

Response:  We have revised the disclosure beginning on on page 82 and re-filed exhibit 8.1 to express a conclusion about the material tax consequences of the transaction.

12.                                 Comment:  We note that, subject to certain exceptions, Splitco will be responsible for taxes resulting from Splitco or Liberty Media common stock being treated as Section 306 stock.  Please explain the tax consequences to Splitco or Liberty Media (as opposed to the holders of common stock of Splitco or Liberty Media) that would result from such treatment.

Response:  We have revised the disclosure on page 85 to explain the tax consequences to Splitco or Liberty Media.

Annex B — Splitco and Liberty Media Corporation Financial Statements

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page B-3

Strategies and Challenges of Business Units, page B-7

13.                                 Comment:  We note that Starz Entertainment is working to finalize new long-term affiliation agreements with those affiliates whose agreements are expiring.  Identify any material affiliation agreements that are expiring in the short-term.

Response:  We note that there are no individually material affiliation agreements that are expiring in the short-term.  We also note that during 2010 Starz Entertainment was able to enter into new or amend affiliation agreements with two of Starz Entertainment’s three largest distributors.

Notes to Condensed Combined Financial Statements, September 30, 2010

Note 8 — Financial Instruments, page B-52

14.                                 Comment:  We have reviewed your response to prior comments 44 and 45 in our letter dated January 12, 2011 and your revised disclosures and have the following questions:

•                  It is not clear whether the counterparty to the share borrowing arrangement is the same as the counterparty to the equity collar arrangement.  Please clarify.

•                  You have noted in your response that either party may terminate the agreement, but it is not clear when the share borrowing agreement actually settles (i.e. cash or shares are delivered to the counterparty to actually settle the share borrowing arrangement) or if these agreements go on in perpetuity.  Please clarify.

•                  Please also tell us the rights the counterparty has to the shares that you have posted as collateral, including the right to either sell or pledge those shares.

•                  It is not clear in the revised disclosure that the mark to market on the borrowed shares and the shares posted as collateral offset each other and are in the same line item in the statement of operations.  Please consider providing a footnote to the Realized and Unrealized Gains (Losses) table on page B-54 to state this fact.

Response:  To clarify per the first bullet point, the counterparty to the share borrowing arrangement is not the same as the counterparty to the equity collar arrangement that was settled.  To clarify per the second bullet point, the share borrowing arrangements have no stated maturity date and may go on in perpetuity under the terms of the arrangement.  Per the third bullet point, the counterparty to the share borrowing arrangement has all the rights and remedies of a secured party under the Uniform Commercial Code, with respect to the collateral delivered.  The filing parties have assigned to, and granted the counterparty to the share borrow arrangement a continuing and first priority security interest in, and a lien upon, the collateral.  It is understood, per the terms of the agreement, the counterparty to the share borrowing arrangement may use or invest the collateral, if such consists of cash, at its own risk, but that counterparty shall segregate the collateral from all securities or other assets in its possession.  Since the collateral delivered did not consist of cash, the counterparty would not be allowed to use or invest such collateral.  Additionally, the filing parties pay a nominal loan fee to the counterparty under the terms of the agreement which is included in the interest expense line item in the financial statements.  In certain circumstances the filing parties have granted the counterparty to the share borrowing arrangement a consent to rehypothecate, at which time the filing parties discontinued paying the loan fee.  The filing parties may revoke the consent at anytime, with three days notice, per the consent agreement.  The filing parties considered whether the consent to rehypothecate triggered sale accounting under ASC 860-10-40-5 and believe they have not met the criteria to treat the delivery of the collateral as a sale or secured lending treatment because they have the unilateral right, under the consent agreement, to take away the right to rehypothecate the collateral.  To address the fourth bullet point, we have added a footnote to the Realized and Unrealized Gains (Losses) table on page B-55 to add additional clarity to the amount of Gain recognized in the Realized and Unrealized Gains (Losses) line associated with shares pledged as collateral under the share borrowing arrangements.

Part II — Information Not Required In Prospectus

Exhibit Index

15.                                 Comment:  We note that Comcast, DIRECTV and DISH Network each accounted for greater than 10%, and collectively accounted for 55%, of Starz Entertainment’s revenues in the first nine months of 2010.  Please provide a detailed analysis, including relevant quantitative information, explaining why you determined you were not required to file any of your affiliation agreements with these customers as exhibits under Item 601(b)(10) of Regulation S-K.

Response: Starz Entertainment is a premium movie and original programming entertainment service provider operating in the United States. It offers 16 premium channels including the Starz® and Encore® brands. Starz Entertainment airs in total more than 1,000 movies and original series every month across its pay TV channels. Starz Entertainment is recognized as a pay TV leader in providing HD, On Demand, HD On Demand and online advanced services for its Starz, Encore and MoviePlex brands.  It has an established business that continues to evolve as it develops new methods to deliver its content to consumers.

In common with other pay television channel providers, Starz Entertainment enters into affiliation agreements with multi-channel distribution providers by which it licenses its programming in return for a fee.  Starz Entertainment has an affiliation agreement with most of the US cable television operators and both US satellite TV providers, and considers those contracts to be entered into as part of its ordinary course of business.

Under Item 601(b)(10) of Regulation S-K, a registrant is only required to file a contract entered into in the ordinary course of business if the registrant’s business is “substantially dependent” on that contract.  Splitco (the registrant) respectfully submits that its business is not substantially dependent on any single affiliation agreement.

We understand that the two largest of Starz Entertainment's distributors accounted for 16% and 13% of Splitco's combined revenue for fiscal year 2009 and 15% and 12% of Splitco's combined revenue for the nine months ended September 30, 2010. The third largest distributor accounted for less than 10% of Splitco's combined revenue during each period. It should come as no surprise that Splitco derives a significant amount of affiliation revenue from those three multi-channel distribution providers, given the consolidation in the multi-channel distribution business and the fact that those three companies are three of the largest in the industry. We further note that while any of these three distributors can be expected to negotiate aggressively with Starz in renewal negotiations, it is extremely unlikely that any of them would simply exclude Starz programming from their channels once the term of an affiliation ends.   To do so would place the distributor at a competitive disadvantage with other multi-channel distributors, as Starz believes it is recognized as one of the leaders in pay-television programming.

In any event, even if one its largest affiliation agreements were terminated without renewal we believe that Starz could refocus its efforts on other distribution channels and would be able to significantly mitigate the loss of the affiliation agreement.  Even absent those efforts, we further understand that no one affiliation agreement would result in negative operating cash flow for Splitco.  Cash provided by operating activities for the year ended December 31, 2009 and for the nine months ended September 30, 2010 were $360 million and $420 million, respectively.  If no revenues were earned under one of the affiliation agreement for those periods, for example,  Splitco would still have generated cash from operating activities of $60 million and $186 million, respectively.  Also, no event of default would occur under any credit or other agreement to which Starz or Splitco is a party.  Hence, while Splitco would see a decline in revenue and operating cash flow, we believe that Starz would have the ability to adjust its operations and expenses and seek other distribution channels for its content to mitigate the loss and thereafter continue to grow its business. Hence, we do not believe that Splitco’s business is substantially dependent on any individual affiliation agreement.

For the foregoing reasons, the registrant has not filed the affiliation agreements with these three distributors as Exhibits to the Registration Statement.

16.                                 Comment:  Please also explain why you did not file the $750 million bank facility as an exhibit to the registration statement.

Response:  We have not filed the $750 million bank facility as an exhibit to the registration statement because we believe that it falls under the category of exceptions to filing listed Item 601(b)(4)(iii)(A), as the bank facility will not exceed 10 percent of the total assets of Splitco and its subsidiaries on a consolidated basis. However, Splitco will undertake to furnish copies of the primary documents relating to the bank facility to the Commission upon request.    Further, we do not believe that the bank facility is required to be filed under Item 601(b)(10) because, although not ordinary course, it is not material to Splitco, and Splitco does not want to create the precedent of filing instruments of indebtedness where the amount authorized is less than 10 percent of total assets and there is no extenuating circumstance which would otherwise compel Splitco to find the instrument to be material.

*         *         *

If you have any questions with respect to the foregoing or require further information, please contact the undersigned at (212) 408-2503.

Very truly yours,

/s/ Renee L. Wilm
Renee L. Wilm

cc:               Liberty Media Corporation

Charles Y. Tanabe

KPMG LLP

Arnold Hoy